                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
            SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                        RESOURCES PENSION SHARES 5, L.P.
                            (Name of Subject Company)


                        RESOURCES PENSION SHARES 5, L.P.
                     (Name(s) of Person(s) Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)



                                      NONE

                      (CUSIP Number of Class of Securities)


                               ALLAN B. ROTHSCHILD
                        RESOURCES PENSION SHARES 5, L.P.
                             411 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 862-7444

            (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)


                                 WITH A COPY TO:

                              Judith D. Fryer, Esq.
                Greenberg Traurig Hoffman Lipoff Rosen & Quentel
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

ITEM 1. SECURITY AND SUBJECT COMPANY.

         This Schedule 14D-9 (the "Statement") relates to units of limited partnership interest (the "Units") of the subject company, Resources Pension Shares 5, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

ITEM 2. TENDER OFFER OF THE BIDDER.

         The tender offer to which this Statement relates was disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 18, 1997, filed by Presidio RPS Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase up to 2,000,000 outstanding Units at a price of $6.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated February 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The address of the Purchaser's principal executive offices is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

ITEM 3. IDENTITY AND BACKGROUND.

         (a) The name and address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The Purchaser is an affiliate of Resources Capital Corp., Resources Pension Advisory Corp., and Presidio AGP Corp., the general partners of the Partnership (collectively, the "General Partners"). All are direct or indirect subsidiaries of Presidio Capital Corp. and, accordingly, the General Partners are subject to potential conflicts of interest in connection with the Offer.

                  The General Partners and affiliates are entitled to certain fees, compensation and distributions from the Partnership. For management of the affairs of the Partnership, Resources Capital Corp. (the "Administrative General Partner"), is entitled to receive a management fee equal to 1.75% per annum of the average month-end net asset value of the Partnership. For the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997, the Administrative General Partner earned $775,060, $736,256, $743,736 and $540,290, respectively.

                  For the servicing of mortgage loans made by the Partnership, Resources Pension Advisory Corp. (the "Investment General Partner"), is entitled to receive a mortgage servicing fee of 1/4 of 1% per annum of the principal balances loaned. During the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997, the Investment General Partner earned $76,184, $64,149, $67,725 and $50,996, respectively.

                  The General Partners may also be entitled to reimbursement from the Partnership for certain administrative services.

                  On December 9, 1993, the Partnership entered into a supervisory management agreement with Resources Supervisory Management Corp. ("RSMC"), an affiliate of the General Partners, to perform certain functions relating to supervising the management of the Partnership's property located in Groton, Connecticut. (the "Groton Property"). As such, RSMC is entitled to receive as compensation for its supervisory management services, the greater of 6% of annual gross revenues from the Groton Property when leasing services are performed or 3% of gross revenue when no leasing services are performed. During 1994, RSMC entered into an agreement with an unaffiliated local management company to perform such services on behalf of the Partnership. The terms of this agreement are substantially the same as the agreement entered into between the Partnership and RSMC. There was no supervisory management fee earned by RSMC for the years ended December 31, 1996, 1995 and 1994, or for the quarterly period ended September 30, 1997.

         The General Partners are entitled to 1% of net income, loss and distributions of the Partnership, including distributions of reserves.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         As a result of the existing and potential conflicts of interest described in Item 3 above, neither the Partnership nor the General Partners expresses any opinion and each is remaining neutral and making no recommendation as to whether holders of Units (the "Unitholders") should tender their Units in response to the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) Neither the Partnership, nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of their executive officers, directors, affiliates or subsidiaries.

         (b) Neither the General Partners nor to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intends to tender Units owned by them in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS OF THE SUBJECT COMPANY.

         (a) The Partnership has not engaged in any negotiation in response to the Offer that relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or
(iv) any material change in the present capitalization or dividend policy of the Partnership.

         (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         None.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

         (a)      Letter to Unitholders dated March 3, 1998.

         (b)      None.

         (c)      None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 3, 1998

                                      RESOURCES PENSION SHARES 5, L.P.


                                      By:      Resources Capital Corp.
                                               Administrative General Partner


                                      By:      /s/Richard J. Sabella
                                               ------------------------------
                                               Richard J. Sabella
                                               President

                                  EXHIBIT INDEX

                                                                             SEQUENTIAL PAGE
EXHIBIT NO.              DESCRIPTION                                             NUMBER
-----------              -----------                                             ------

(a)                Letter to Unitholders dated March 3, 1998                        7